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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Bandag, Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
059815-100
(CUSIP Number)
Saul Solomon
Grip Acquisition Corporation
535 Marriott Drive
Nashville, Tennessee 37214
(615) 937-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 5, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following pages)

(Page 1 of 8 Pages)

CUSIP No.	059815-100	Page	2	of	8

1	NAMES OF REPORTING PERSONS: Grip Acquisition Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Iowa

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,546,477 shares of Common Stock (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,546,477 shares of Common Stock (see Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

35.6% of Common Stock (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1. Securities and Issuer.
     This statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $1.00 per share (the “Common Stock”), of Bandag, Incorporated, an Iowa corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2905 North Highway 61, Muscatine, Iowa 52761.
Item 2. Identity and Background.
(a) — (c) and (f). This Statement is being filed on behalf of Grip Acquisition Corporation, an Iowa corporation (“Grip”). Grip was incorporated November 30, 2006 for the purpose of merging with the Issuer pursuant to the Merger Agreement (as defined below) and has engaged in no business other than in connection with the transactions contemplated by the Merger Agreement and the Voting Agreements (as defined below). The address of Grip’s principal place of business and of its principal office is 535 Marriott Drive, Nashville, Tennessee 37214. The name, residence or business address, citizenship and present principal occupation of each executive officer and director of Grip is set forth in Annex A hereto.
(d) — (e) During the last five years, neither Grip nor, to the best of Grip’s knowledge, any person named in Annex A hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Grip has not expended, and does not expect to expend, funds in connection with its beneficial ownership of the Shares. Grip has obtained beneficial ownership of the Shares in connection with the Voting Agreements (as defined below). To the best of Grip’s knowledge, no person named in Annex A hereto has expended, nor expects to expend, funds in connection with Grip’s beneficial ownership of the Shares.
Item 4. Purpose of Transaction.
     On December 5, 2006, Bridgestone Americas Holding, Inc., a Nevada corporation (“Bridgestone”), entered into a merger agreement (the “Merger Agreement”) with the Issuer and Grip providing for a merger of the Issuer with and into Grip, a wholly owned subsidiary of Bridgestone (the “Merger”). In the Merger, the Issuer will become a wholly owned subsidiary of Bridgestone. In the Merger, the directors of Grip will become the directors of the surviving corporation and the officers of the Issuer will become the officers of the surviving corporation; and the restated articles of incorporation, as amended, and bylaws of the Issuer will become the articles of incorporation and bylaws of the surviving corporation.

     Also on December 5, 2006, Grip entered into voting agreements (the “Voting Agreements”) with Martin G. Carver, Roy J. Carver, Jr. and Carver Partners LP (the “Shareholders”) pursuant to which, among other things, the Shareholders agreed to vote the 2,643,648 shares of Common Stock, the 4,029,659 shares of Class A Common Stock, par value $1.00 per share (the “Class A Common Stock”), and the 902,829 shares of Class B Common Stock, par value $1.00 per share (the “Class B Common Stock”), such Shareholders beneficially own, as well as any shares for which they hereafter acquire beneficial ownership, in favor of the Merger Agreement and the transactions contemplated thereby at the meeting of the shareholders of the Issuer to be called in connection with the Merger Agreement. As a result of the Voting Agreements, Grip may be deemed to share voting power over the Common Stock beneficially owned by the Shareholders.
     At the effective time of the Merger, upon the terms and subject to the conditions of the Merger Agreement, each share of Common Stock, Class A Common Stock and Class B Common Stock will be converted into the right to receive $50.75 per share in cash. Also, the Common Stock and Class A Common Stock will be delisted from the New York Stock Exchange and the Chicago Stock Exchange and will be deregistered under the federal securities laws (the Class B Common Stock is not traded on an exchange, nor is it registered under the federal securities laws).
     The purpose of the Voting Agreements is to facilitate and increase the likelihood that the Merger will be consummated. The Shareholders that are a party to the Voting Agreements hold approximately 35.6% of the shares of Common Stock.
     The foregoing summaries of the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to such agreements, copies of which are attached as exhibits to this Statement (by incorporation by reference to exhibits in other filings) and are incorporated into this Statement by reference.
     To the best of Grip’s knowledge, this item does not apply to any person named in Annex A hereto.
Item 5. Interest in Securities of the Issuer.
     To the best of Grip’s knowledge and based on information obtained from the Issuer, the aggregate number of shares of Common Stock of the Issuer outstanding on November 30, 2006 was 9,069,444 shares and the aggregate number of shares of Class B Common Stock outstanding on November 30, 2006 was 916,910 shares.
     Each share of Class B Common Stock is entitled to ten votes and is convertible at the option of the holder into one share of Common Stock, which is entitled to one vote. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, Grip may be deemed to have beneficial ownership of the shares of Common Stock which may be acquired upon conversion of the Class B Common Stock. The beneficial ownership percentages set forth in this Statement are calculated in accordance with the provisions of Rule 13d-3 and are based upon 9,069,444 shares of Common Stock outstanding plus such number of shares of Common Stock which may be issued to Grip upon conversion of the Class B Common Stock.

     (a) As a result of the Voting Agreements, Grip may be deemed to beneficially own the 4,029,659 shares of Class A Common Stock, 902,829 shares of Class B Common Stock and 2,643,648 shares of Common Stock owned of record by the Shareholders. Such Shares represent approximately 35.6% of the shares of Common Stock (based upon the Shares reported by the Issuer to be issued and outstanding as of November 30, 2006). To the best of Grip’s knowledge, none of the persons listed in Annex A hereto beneficially owns any Shares.
     (b) Grip may be deemed to share voting power with respect to the 4,029,659 shares of Class A Common Stock, 902,829 shares of Class B Common Stock and 2,643,648 shares of Common Stock subject to the Voting Agreements. To the best of Grip’s knowledge, this sub item does not apply to any person named in Annex A hereto.
     (c) Except as described above, neither Grip nor, to the best of Grip’s knowledge, any of the persons listed in Annex A hereto has effected any transactions in the securities of the Issuer during the past sixty days.
     (d) and (e). Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Other than as described in this Statement, neither Grip nor, to the best of Grip’s knowledge, any of the persons named in Annex A hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7. Material to be Filed As Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated December 5, 2006, by and among Grip Acquisition Corporation, Bridgestone Americas Holding, Inc. and Bandag, Incorporated (incorporated by reference to Exhibit 2.1 to the Current Report on 8-K dated December 5, 2006, filed by Bandag, Incorporated with the Securities and Exchange Commission on December 6, 2006).

Exhibit 2	Voting Agreement, dated December 5, 2006, by and between Grip Acquisition Corporation and Martin G. Carver (incorporated by reference to Exhibit 10.1 to the Current Report on 8-K dated December 5, 2006, filed by Bandag, Incorporated with the Securities and Exchange Commission on December 6, 2006).

Exhibit 3	Voting Agreement, dated December 5, 2006, by and between Grip Acquisition Corporation and Roy J. Carver, Jr. (incorporated by reference to Exhibit 10.2 to the Current Report on 8-K dated December 5, 2006, filed by Bandag, Incorporated with the Securities and Exchange Commission on December 6, 2006).

Exhibit 4	Voting Agreement, dated December 5, 2006, by and between Grip Acquisition Corporation and Carver Partners LP (incorporated by reference to Exhibit 10.3 to the Current Report on 8-K dated December 5, 2006, filed by Bandag, Incorporated with the Securities and Exchange Commission on December 6, 2006).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRIP ACQUISITION CORPORATION
By:	/s/ Saul Solomon
Saul Solomon
President

Date: December 12, 2006

Annex A
EXECUTIVE OFFICERS AND DIRECTORS OF GRIP ACQUISITION CORPORATION
     The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Grip Acquisition Corporation is set forth below. Unless noted below, the principal business address of each of the executive officers and directors of Grip Acquisition Corporation is 535 Marriott Drive, Nashville, Tennessee 37214. Grip was incorporated November 30, 2006 for the purpose of merging with the Issuer pursuant to the Merger Agreement and has engaged in no business other than in connection with the transactions contemplated by the Merger Agreement and the Voting Agreements. Each executive officer and each director of Grip Acquisition Corporation is a citizen of the United States.
Executive Officers:

Name	Position/Present Principal Occupation or Employment Name and Business Address
Saul Solomon	President

Kenneth Weaver	Treasurer

Gary Garfield	Secretary
Directors:

Name	Position/Present Principal Occupation or Employment Name and Business Address
Singh Ahluwalia	President, Commercial Truck and Bus Tires Bridgestone Firestone North American Tire, LLC 535 Marriott Drive Nashville, Tennessee 37214

Saul Solomon	Vice President and General Counsel, Bridgestone Americas Holding, Inc. 535 Marriott Drive Nashville, Tennessee 37214

Kenneth Weaver	Vice President of Finance and Controller Bridgestone Firestone North American Tire, LLC 535 Marriott Drive Nashville, Tennessee 37214